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                           FORM 12b-25

                SECURITIES AND EXCHANGE COMMISSION

                         NOTIFICATION OF LATE FILING


(Check One):
|_| Form 10-K  |_| Form 11-k  |_| Form 20-F  |X| Form 10-Q  |_| Form N-SAR


For Period Ended:  March 31, 1998
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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Read Instruction (on back page) before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I - REGISTRANT INFORMATION

PROACTIVE TECHNOLOGIES, INC.
Full Name of Registrant

KEYSTONE MEDICAL CORPORATION
Former Name if Applicable

7118 Beech Ridge Trail
Address of Principal Executive Office (Street and Number)

Tallahassee, FL  32312
City, State and Zip Code

                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks releif pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

|X|     (a)  The reasons described in reasonable detail of Part III of this form could not be eliminated without unreasonable effort or expense;

|X|     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, wiull be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


|_|     (c)  The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.


                          PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or pportion thereof, could not be filed within the prescribed time period (Attach Extra Sheets if needed). The Company changed its internal accountant staff within the past six weeks and moved its accounting department from Stockbridge, Georgia to Tallahassee, Florida. As a result of this change and move, records of the Company could not be located, especially with regard to the period ended March 31, 1997, which requires restatement in light of the Company's discontinued operation of Decocrete Worldwide, Inc.

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                        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Mark A. Conner           850            668-8500
            (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investmnent Company Act of 1940 during the preceding 12 months (or for such shorter period) that the Registrant was required to file such reports been filed? If answer no,
            identify report(s)                   |X|  Yes  |_|  No

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            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                |_|  Yes   |X|  No

            If so, attach an explanation of the anticipated change, both narratively and quantiatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       PROACTIVE TECHNOLOGIES, INC.
                 (Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorixed.

Date  May 15, 1998                   By    /s/   Mark A. Conner
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                                          Mark A. Conner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be tyoed or printed beneath the signtaure. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             ATTENTION
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Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
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                        GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.     Amendments to the notification must also be filed on form
       12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identiifed as an amended notification.